Mail Stop 3561

May 12, 2009

Mr. Matthew Natalizio
 Chief Financial Officer
TIX CORPORATION
12001 Ventura Place, Suite 340
Studio City, California 91604

>   **Re: Tix Corporation**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 1-34043**

Dear Mr. Natalizio:

        We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Item 5. Market For Common Equity, Related Stockholder Matters . . . ., page 13

1.   In future filings, please include the information specified by Item 703 of Regulation S-K for any repurchases made in a month within the forth fiscal quarter.

Management's Discussion and Analysis

Valuation of Intangible Assets, page 20

2.   We note your disclosure regarding the goodwill and intangible asset impairment charges recorded in fiscal year 2008 pertaining to the Exhibit Merchandising segment. Please consider including a consolidated table here or segmental tables within the MD&A discussion on segmental results, of the amount of any and all remaining goodwill and intangible assets for each segment (and or reporting unit within the operating segment). Further expand your disclosure to discuss if any impairment indicators occurred in fiscal year 2008, prior to the annual testing of your goodwill and intangible asset impairment review in the fourth quarter, including the impact from the recent events of the economic slowdown, and explain why your other two segments were not affected by any impairment charges given that the nature of the operations are very similar in selling discounted tickets and in live entertainment events. For guidance on impairment indicators, see SFAS No. 142, paragraphs 17 and 28, and SFAS No. 144, paragraph 8. Please include in future filings.

3.   We note your disclosure that "Tix engages independent valuation experts who review Tix's critical assumptions and calculations for acquisitions of significant intangibles." The valuation experts must be explicitly named in your Form 10-K, or alternatively, delete all references to the valuation experts and the Company instead can accept responsibility for such valuation and not make reference to the experts. If valuation experts are named in the filing, consents from such experts would be required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a `33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Please revise in future filings.

Liquidity and Capital Resources, page 21

4.   See the second paragraph. In future filings please expand to clarify whether or not you have any third party sources of liquidity available to you, such as lines or letters of credit, and the amounts involved. We note your disclosure that "we have no commitments from third parties to provide us with any additional future financing…" Further it appears that prior to fiscal year 2008, your primary sources of liquidity for funding of your operations and acquisitions have been from loans from shareholders and proceeds from the sale of

equity securities, rather than from cash provided by operations. If true, please expand to include such disclosure in this section.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Presentation and Concentrations, page F-9

5.   Refer to the bullets that follow the first paragraph discussion of EITF No. 99-19. Please clarify in the second sentence of the third bullet that "If the Company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis." Your current disclosure reflects "with" rather than "without." In future filings, please revise here and on page 19 of MD&A.

6.   Refer to your discussion of Exhibit Merchandising. We note that shipping and handling revenues from your websites are included as a component of net sales. We assume that shipping and handling costs are included within the line item labeled "Direct costs of revenues." Please advise, and disclose the classification of these costs in future filings pursuant to EITF 00-10.

Business Combinations, page F-10
and
Impairment of Long-Lived Assets, page F-12
and
Note 4. Acquisition, page F-14

7.   We note your various references to engagement of independent third party appraisal or valuation firms, and the reference to the firm "Sanli, Pastore and Hill, Inc." Please refer to our comment above under MD&A regarding the use of an independent or third-party appraisal firm. Future filings should be revised as appropriate.

Intangible Assets, page F-11

8.   Please expand your footnote to also describe how goodwill impairment is identified and measured or supplementally tell us where these disclosures are currently presented.

9.   Please expand your footnote to also include a schedule comparable to the schedule set forth in Appendix C to SFAS 142, paragraph C2 (Illustration 1). Please note that the schedule format will change after the adoption of SFAS 141(R) as indicated in the final paragraph of the illustration.

Note 4. Acquisitions, page F-14

10.   Please confirm to us that the individual acquisitions of Magic Arts and Entertainment and NewSpace Entertainment were not material for providing historical audited financial statements and unaudited pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X, using the computations for the asset test and income test of significant subsidiary of Rule 1-02(w)(2) and (3) of Regulation S-X.

11.   We see that you entered into three year employment agreements with each of the two stockholders of Magic Arts and Entertainment. You have also agreed to issue these former stockholders additional shares of common stock "if certain EBITDA milestones are achieved during the first thirty-six months." Please tell us how you intend to account for any such issuances of contingent consideration. If you do not intend to account for the issuances as compensation for services, please support your conclusion that the shares constitute additional purchase price of the acquired entity. In your response, please explain how you considered each of the factors set forth in EITF 95-8.

Note 9. Stockholders' Equity, page F-19

12.   Refer to your discussion of service providers and vendors on page F-20. Please discuss, supplementally and in detail, the basis for your conclusion that the expenses associated with the both the three and the four year fiscal 2007 consulting agreements should be immediately expensed. In addition, please explain how you accounted for the termination agreement with Centaurus as it appears that you were contractually able to significantly reduce the number of the number of previously issued warrants. Cite your specific basis in GAAP for the accounting you applied for each of the above referenced transactions. In this regard, if the issued warrants were forfeitable and/or had to be "earned" by the service provider, please provide support for your apparent conclusion that the related cost should be immediately expensed.

Note 10. Stock-Based Compensation Plans, page F-20

13.   Refer to your discussion of stock-based compensation on page F-11. You state that SAB 110 permits "certain companies to use the 'simplified method' for estimating the term of 'plain vanilla' share options granted under specified conditions." This accounting methodology is discussed under SAB Topic 14C.2, Interpretive Response to Question 6. Please tell how you concluded that the use of the simplified method was appropriate in your circumstances. Provide us, supplementally and in future filings, with the disclosures specified in the next to the last paragraph of the Interpretive Response or indicate where they may be found in your current financial statement footnotes. Finally, please tell us how and when you believe that more detailed external information about exercise behavior will become readily available as discussed in the final paragraph of Interpretive Response. We may have further comments upon review of your response.

Note 13. Quarterly Financial Information, page F-26

14.   As discussed in our staff comment letter dated June 28, 2007, given the nature of your business we believe that you should not present a subtotal such as gross profit. Please revise your presentation of quarterly financial information to eliminate this line item in a manner consistent with your income statement. Instead, please substitute operating income or loss, as this measure includes all costs integral to doing business and generating revenue.

Schedule II – Valuation and Qualifying Accounts, page F-27

Deferred Tax Asset Valuation Allowance

15.   In future filings, please consider including footnote disclosures on this schedule as to the nature and reasons for the significant amounts recorded in the column "Other."

Inventory Valuation Allowance

16.   You indicate in footnote 1 that the inventory reserve increase in fiscal 2007 is the "result of the acquisition of Exhibit Merchandising in August of 2007." Please tell the staff when, and for what reason, this inventory reserve increase was recorded. Specifically, if the inventory was recorded at estimated fair value at the acquisition date, it appears that no accompanying reserve balance would be required "as the result of the acquisition." Please explain, supplementally and in detail.

Part III, page36

Compliance with Section 16(a) of the Securities Exchange Act of 1934 . . . ., page 37

17.   In future filings, please identify each beneficial owner of more than 10% of any class of equity securities that failed to file reports required by Section 16(a) of the Exchange Act or clarify that all beneficial owners of more than 10% of any class of equity securities complied with Section 16(a) during the most recent fiscal year. Refer to Item 405 of Regulation S-K.

Item 11. Executive Compensation, page 38

18.   We note that you use subjective criteria to determine the base pay, annual and special bonuses and equity incentive compensation of your named executive officers. In future filings, please revise your disclosure to clarify the manner in which qualitative inputs relating to individual and company performance are translated into objective pay determinations. Also, please discuss the specific items of corporate performance that you take into account in setting compensation policies and making compensation decisions. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

Setting Executive Compensation, page 39

19.	We note your disclosure that the Compensation Committee utilizes data to set compensation for your executive officers at levels targeted at or around a range of compensation amounts provided to executives at comparable companies. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Compensation Committee Report, page 41

20.	In future filings, please list the name of each member of your compensation committee below the Compensation Committee Report. Refer to Item 407(e)(5) of Regulation S-K.

Summary Compensation Table, page 41

21.	In future filings, with respect to the stock and option awards reported in the fifth and sixth columns of your Summary Compensation Table, please clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis section. Refer to Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar information regarding the stock awards listed in your Director Compensation Table on page 46.

Signatures, page 52

22.	Please have your controller or principal accounting officer sign your filing. Refer to General Instruction D(2)(a) to Form 10-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters, and Michele Lacko, Staff Attorney, at (202) 551-3240, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief